UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2009.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NTT GROUP INITIATIVES ~ SERVICE CREATION, GLOBAL BUSINESS DEVELOPMENT, CONTRIBUTING TO A LOW-CARBON SOCIETY

On November 9, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded material relating to NTT Group’s Medium-Term Management Strategy.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: November 9, 2009

NTT Group Initiatives

Service Creation

Global Business Development

Contributing to a Low-Carbon Society

November 9, 2009

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Copyright© 2009 Nippon Telegraph and Telephone Corporation

NTT Group Initiatives

Service Creation

Global Business Development

Contributing to a Low-Carbon Society

Proactive promotion of new value and new market creation through the creation of services.

Based on NTT Group’s track record and know-how in Japan, develop comprehensive information and communication technology (ICT) solutions and services on a global scale.

Through the foregoing measures, contribute to the realization of a low-carbon society (Green of ICT, Green by ICT and Green with Team NTT).

Enriched lifestyles

Creation of business through innovation

Facilitating global activities of individuals and companies

Revitalizing the community

Sustainable growth of society

Aging society with fewer children

Financial/economic crisis

Globalization

Digital divide

Environmental burden

Overcoming socio-economic problems

1. Service creation

2. Global business development

3. Contributing to a low-carbon society

(Green of ICT, Green by ICT and Green with Team NTT)

2

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation

World leading broadband network

Fixed:

- Expansion of NGN to cover the entire Hikari (fiber-optic access) service area (Mar. 2011), making it available to approx. 90% of subscribers.

- Promotion of fiber-optic services to multi-dwelling units through an optical wiring system that draws fiber-optic cables to every residence in the building.

Mobile:

- Expansion of FOMA High-Speed area to cover all areas of Japan (Dec. 2008).

- Promotion of mobile broadband through launch of LTE*1 broadband service in Dec. 2010.

*1 LTE : Long Term Evolution (3.9G mobile phone)

Optical Broadband

Coverage

B FLET’S

(Max. 100Mbps)

Approx. 90%

NGN covering all existing optical service areas

FLET’S Hikari Next (NGN)

(Max. 100Mbps and higher)

Full-scale migration from existing IP network to NGN

Launched NGN

(Mar 2008)

End of Sept

Mar. 2008

Mar. 2009

Mar. 2010

Mar. 2011

Mobile Broadband

FOMA High-Speed

(Max. 7.2Mbps)

Coverage

100%

HSDPA*2

Nationwide coverage

(Dec. 2008)

- Launched HSPA*2

(June 2009)

Population coverage

Approx. 50% by FY2014

LTE

(Max. 37.5Mbps and higher)

End of Sept

Launch LTE

(planned Dec. 2010)

Mar. 2008

Mar. 2009

Mar. 2010

Mar. 2011

*2 HSDPA: High Speed Downlink Packet Access

HSPA: High Speed Packet Access

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (B2C)

Creation and expansion of new video service markets using fiber-optic access and mobile access

In optical video services, “Hikari TV” is opening a video-on-demand market and other new markets.

In mobile video services, “BeeTV” is opening a new market with original mobile content.

Optical video services (for television)

No. of subscriptions

920,000 subscriptions

Enrichment of high-definition quality channels, etc.

LCD TVs with Hikari TV tuner functions

Hikari TV

Going forward

BS retransmission over IP*

Linked with mobile phones

Recording function using advanced STB (with HDD)

FLET’S TV

End of Sept.

Mar. 2009

Mar. 2010

* Provided after obtaining consent for retransmission from broadcasters

Mobile video services

No. of subscriptions

Original content for mobile phones only (Creation of new first window)

800,000 subscriptions (as of Oct. 12)

770,000 subscriptions

BeeTV

[Provided by Avex Broadcasting & Communications, jointly invested by Avex Entertainment and NTT DOCOMO]

Launched Bee TV (May 2009)

End of Sept.

Mar. 2009

Mar. 2010

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (B2C)

Aiming for a diverse range of daily lifestyle support with Home ICT

NTT Group to provide a variety of daily lifestyle support through collaboration with partners.

To attain this goal, NTT Group will promote development of technology for a “Home ICT Platform” which connects home appliances to a network to enable use of a variety of services. The technical trial project is scheduled to commence in Dec. 2009 in collaboration with partner companies.

Customers

Daily lifestyle support

bringing comfortable and secure living

Service Providers (partners)

Home appliance manufacturers

Home-related manufacturers

Power/gas companies

Home ICT Platform

Home gateway

Service center

Controlling home appliances from a remote location outside home

Visualizing energy consumption

Transmission of health-care data

Checking locks from a remote location outside home Network

Sharing videos, etc., among devices

: Software

Software needed for daily lifestyle support configured in home gateway (OSGi compatible)

*: OSGi (Open Services Gateway initiative) : an international standard for a software distribution management system

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (B2C)

Launch of e-learning that provides enriched value

NTT

- NTT Knowledge Square* (a new web-based education company) announced the "N-Academy" service on Nov. 4, 2009.
  - The web-based school will offer a diverse range of courses (including hobbies, sports, business, etc.) using broadband.
- In collaboration with ALC Inc., NTT Group will examine the feasibility of commercializing a virtual English conversation service using a virtual 3D space.

Web-based school (NTT Knowledge Square)

Business

Scenario





Coaching

Collaboration with partners

Sincere two-way instruction

A variety of courses with a focus on business and hobbies

Human ヒューマンアカデミー

Web-based school launched by NTT Knowledge Square

N-Academy

Communication between students via the Internet to encourage each other and to learn together (classroom function)

Optimal learning design to match one's lifestyle

Sweets decoration



Magic



Instructed directly by Top-professionals of each field



Make-up



Pastries



Fishing



Golf

Schooling and off-line meeting

Reasonable price

Hobbies

Sports

Virtual English conversation lessons



3Di

English conversation lessons in a virtual space for highly effective learning

smart.fm cerego

*Joint venture of Digital Knowledge and NTT Group. Started in September 2009.

Copyright © 2009 Nippon Telegraph and Telephone Corporation

6

1. Service creation (B2B)

Towards developing new markets in SaaS/Cloud computing

NTT

➢ The entire NTT Group is collaborating with partner companies to develop new markets for SaaS and cloud computing, which utilize the unique advantages of broadband (for use in Enterprise Resource Planning (ERP), customer relationship management (CRM), e-government, digital education, medical settings, etc.).

- NTT DATA: Providing SaaS to large-scale businesses using private clouds combined with SI. This includes providing the SaaS/cloud compatible ERP package "Biz ∫ (Biz Integral)."
- NTT Communications: Providing SaaS platforms and VPN, authentication, payment and other connectivity services relating to SaaS use.
- NTT East/NTT West: Supporting partner companies in distributing software packages for SMBs using SaaS.
- NTT DOCOMO: Providing Smartphones and other mobile handsets for using SaaS from outside.


User Scale
Large
Small
Providing Smartphones and other mobile handsets
docomo
Providing SaaS using a private cloud combined with SI
NTT Data
Providing VPN, authentication, payment, and other connectivity
NTT Communications
Supporting software package distribution using SaaS
NTT East, NTT West
Needs
Basic (ready-made)
Advanced (customized)


SaaS/Cloud
CRM
Medicine
ERP
Education
Electronic applications
NTT Data (Biz ∫)
Salesforce .com
Microsoft
SaaS Platform
(BizCITY, VANADIS)
Data Center
Network (fixed/mobile)
Government, Local governments
Schools
Hospitals
Factories
Offices

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Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (B2B2C)

New development of video broadband using digital signage

Promoting the use of digital signage which uses fixed and mobile broadband.

With “diverse digital content” and “networked display screens”, video broadband is making its way into a variety of public spaces.

NTT Group will aim to increase the value of digital signage as an advertising medium and to create new markets.

Digital Contents

Advertising

Store guides

Event advertising

Weather

Driving information

Fixed network

Mobile network

Wireless (Wireless LAN/mobile)

Optical

Mobile

Underground shopping malls

Stores

Expansion in various public spaces

Large-screens/high-definition

Easily moved

Guidance to content by hovering mobile handset

Train stations/ airports

Streets

Local governments

Supermarkets/convenience stores

Event facilities

Digital signage as advertising media

Conducted field trial Feb. - Mar. 2009)

Linking multiple digital signs and distributing content at once

Optimal distribution of content, based on location, time, viewer attributes, etc.

Measuring the effects of digital signage advertising through image processing

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (service convergence)

Support of service convergence in cross-industry fields

In cross-industry fields between the telecommunication industry and industries such as logistics, transport, and energy, service convergence is advancing.

Mobile communication modules are being incorporated into industrial machinery and equipment for data transmission and remote operation of machinery.

Going forward, NTT Group will support service convergence for consumer use, such as in automobiles and home appliances.

Example of service convergence using mobile communication modules

Operation management of construction equipment

Settlement and open space information management at coin parking lots

Freight vehicle delivery management

Taxi/bus operation management

Service convergence in cross-industry fields (logistics, transport, energy, etc.)

Settlement using mobile terminals

Remote monitoring of greenhouses, etc.

Remote reading of water/gas/electricity meters

Settlement and inventory management of vending machines

Mobile communication modules (NTT DOCOMO): 1,540,000 subscriptions (Sept. 2009)

Expansion to consumer use (ubiquitous)

Expansion in industry

Expansion to consumer use (home)

Content distribution etc. to car navigation systems

Cars

Management of vehicle status, tracking theft, etc.

Remote monitoring of medical equipment

Digital signage

Remote monitoring of elevators

Sending photos

Home Electronics

Sending photos/video from digital or video cameras

Copyright© 2009 Nippon Telegraph and Telephone Corporation

2. Global business development

Global development of comprehensive ICT services

Through global development of comprehensive ICT services, global business sales are expected to double in FY2010 from the FY2007 figures.

Global business development in the following areas:

ICT solutions

Network services

New application services such as content distribution, etc.

Global ICT solutions for business users

ICT Solutions: Provided in 93 cites in Asia, the US and Europe (NTT local subsidiaries, itelligence of Germany, etc.)

Data centers: Operating in 29 cities in Asia, the US and Europe (NTT Communications)

Security operations: Supported globally (NTT Communications)

Global development of network services

IP-VPN and other data communications services: Provided in 159 countries and regions (NTT Communications)

Providing global reach as a Tier 1 provider (NTT Communications)

Constructing and operating submarine cables (NTT Communications)

Mobile phone international roaming services: Provided in 190 countries and regions (NTT DOCOMO)

Mobile phone services in India “TATA DOCOMO” (NTT DOCOMO)

Global development of application services for content distribution, etc.

Distribution of comics to mobile phones: Launched in 28 countries and regions in Asia, the US and Europe (NTT Solmare)

NTT DOCOMO in the process of acquiring net mobile AG for a prospective content distribution business in Europe

Collaboration with Ubitus of Taiwan in developing multi-device video distribution business

Copyright© 2009 Nippon Telegraph and Telephone Corporation

2. Global business development

Seamless support of global companies in Japan and worldwide

NTT

- With sites in Asia, the US and Europe, NTT Group provides seamless ICT solutions.
  - With the construction of submarine cables between Japan and the US and Japan and Russia, highly reliable communication services, such as IP-VPN, are provided.
  - NTT Communications has received high praise from worldwide service review groups as a global carrier for its "service quality and operations".
    - Overall No. 1 in customer satisfaction from Telemark (announced Apr. 2008)
    - Received the Best Managed Service Award in Terrapin's "World Communication Awards 2007"



Solution base, etc.
Base acquired by M&A in the past 2 years
Data Center
Submarine cable
HSCS
(Hokkaido-Sakhalin Cable System)
PC-1
(Pacific Crossing - 1)
APG (Asia-Pacific Gateway)
→ Operation scheduled to commence in 2011

Europe	Asia	North America/South America
・Japanese companies operating: approx. 3,400 ・Travelers from Japan: approx. 10.2 million	・Japanese companies operating: approx.13,600 ・Travelers from Japan: approx. 13.3 million	・Japanese companies operating: approx.4,400 ・Travelers from Japan: approx. 5.2 million
■ NTT Group ・No. of ICT solution bases: 41 cities ・No. of employees: approx. 3,800	■ NTT Group ・No. of ICT solution bases: 33 cities ・No. of employees: approx. 4,100	■ NTT Group ・No. of ICT solution bases: 19 cities ・No. of employees: approx. 1,800

(Source) Number of companies operating overseas from "Statistical List of Japanese Companies Overseas", Toyo Keizai Inc.; Number of Japanese travelers overseas from respective national tourism boards (end of 2007)

11

Copyright© 2009 Nippon Telegraph and Telephone Corporation

2. Global business development

Enhancing our line-up in response to the needs of global companies

NTT

> ➢ NTT Group has expanded its ICT service line-up to cover the needs of corporate users with global businesses.

	Network services	Security management & data centers, etc.	Consulting Application development
	• Network integration • Solutions and support	• Expansion of data center service areas • Security management on a global scale • Platform services that support SaaS business	• Consulting • Business system development (production, logistics management systems, accounting systems)
US	NTT America	NTT-WT; Security operations center; OpSource	Revere
Europe	NTT Europe	NTT-WT; Security operations center; net mobile	itelligence; Cirquent
Asia/ developing countries	Local subsidiaries in Asia; Local subsidiaries in BRICs, etc.	NTT-WT (Vietnam, Hong Kong); Security operations center	Extend Technologies

Investment in Integralis (Germany)
Promotion of high quality managed security services

Investment in OpSource (US)
Collaboration in developing and expanding SaaS business

Investment in net mobile (Germany) (launched a public tender offer)
Enhancing mobile content distribution platform

Opening of a data center in Vietnam
Opening a highly reliable "Hanoi-Thang Long Data Center"

Expansion of Hong Kong data center
Expansion of data center space with purchase of APTT (Hong Kong)

Capital alliance with Extend Technologies (Australia)
Enhancement of SAP services and support structure in APAC area

Expansion of subsidiary operations/support bases
Opened local subsidiary of NTT DOCOMO (China)
Opened local subsidiary/branches of NTT Communications (e.g., Russia, Belgium, India)

12
Copyright© 2009 Nippon Telegraph and Telephone Corporation

2. Global business development

NTT

R&D contributing to global business development of Japanese ICT industry

➢ NTT Group is contributing to the global business development of Japan's ICT industries through international standardization of the world's leading technology.

	Developed technology (R&D accomplishments)	Contributions to global development
Networks	**・Mobile communication (3G, LTE)**	**・Leading international standardization (ITU[*1], 3GPP [*2])** **・Supporting global development of mobile handsets** 
	・Free bending optical fiber cords **・Thin low-friction indoor optical cables**	**・First in the world to commercialize** **・Also sold overseas by Japanese manufacturers**  
	・Fiber-optic connectors	・International standardization (IEC[*3]) ・Approx. 50% of global market (Global market of Japanese manufacturers: approx. 25%)[*4] 
	・High-speed optical access system (GE-PON)	・International standardization (IEEE[*5]) ・Adopted by Chunghwa Telecom (Taiwan), TOT (Thailand) and PCCW (Hong Kong)
	・High-speed optical transmission	・International standardization (ITU-T) of Optical Transport Network (OTN) transmission ・50%[*6] of global market of optical transport devices (OTN-LSI)
Services	**・IPTV** **・Video encoding (H.264/MPEG)**	**・International standardization (ITU-T) of IPTV technical specification** **・International standardization (ITU-T). Used in IPTV.** 
	・Symmetric-key cipher (Camellia)	・First national encryption adopted in ISO standard. Adopted in International standardization (IETF[*7]) ・Used in over 60 products such as Linux and open source Web browser "Firefox 2008"

*1 ITU: International Telecommunication Union
*2 3GPP: The 3rd Generation Partnership Project
*3 IEC: International Electrotechnical Commission
*4 Estimated values based on survey by Fuji Chimera Research Institute
*5 IEEE: The Institute of Electrical and Electronics Engineers, Inc.
*6 Trial calculation by research institute
*7 IETF: Internet Engineering Task Force

13

Copyright© 2009 Nippon Telegraph and Telephone Corporation

2. Global business development

NTT

Proactive initiatives in international standardization

- In collaboration with domestic vendors and overseas carriers, NTT Group has been promoting international standardization in the ICT field. NTT Group supports the global development of Japanese ICT services and devices.
- In global standardization organizations, such as ITU and 3GPP, NTT Group actively holds important positions such as ITU-T's Study Group Chairman.

Major international standardization activities participated in by NTT Group

Major standards organizations	Major activities NTT Group participates in
ITU-T, ITU-R (United Nations specialized agencies)	International standardization of electronic communication (Formulation of technical specifications for NGN, fiber-optic access and IPTV, and allocation of radio frequencies, etc.)
3GPP	International standardization of mobile communications (Formulation of 3G, LTE, IMS and other technical specifications)
ETSI/TISPAN	Standardization of electronic communication in Europe (standardization of NGN)
IETF	International standardization of Internet technology (Formulation of IPv6, IP multicast, and other technical specifications)
IEEE	International standardization in electricity and electronics fields (Standardization of Ethernet and wireless LAN, etc.)
OSGi	Development and promotion of technical specifications for connecting home electronics to networks and using services
CJK Standards Meeting	Contributes to standardization in ITU; comprising standards organizations from China, Korea and Japan

Number of ITU-T officers from carriers and vendors of various countries


Persons
Study Group Chairman/Vice-Chairman *
Working Party Chairman/Vice-Chairman *
Rapporteur/Associate Rapporteur *
26
16
9
9
8
7
7
22
11
9
7
NTT (Japan)
FT (France)
KDDI (Japan)
BT (UK)
AT&T (US)
KT (South Korea)
DT (Germany)
Huawai (China)
Alcatel-Lucent (France)
ZTE (China)
Ericsson (Sweden)
Telecommunications Carrier
Vendors

* Study Group: a group collecting Working Parties and in charge of approval of standards
Working Party: a group collecting Rapporteur Groups in a related area
Rapporteur: person responsible for a particular area of research (appointed by Study Group chair)

(Source) Counted by NTT based on the information at http://www.itu.int/ (Nov 4, 2009)

14

Copyright© 2009 Nippon Telegraph and Telephone Corporation

3. Contributing to a Low-Carbon Society

Initiatives towards a low-carbon society

つなぐ。それは、ECO NTT

➢ The entire NTT Group is proactively working towards: (1) Green of ICT, (2) Green by ICT and (3) Green with Team NTT.

1 Green of ICT

Reduction of CO_2 emissions generated by NTT Group business operations

- Energy saving measures at communication facilities (Data centers, power/AC equipment)
- "Green NTT" (introduction of natural energy production)
- Participation in "Team minus 6%"





2 Green by ICT

Providing solutions that contribute to reduction of CO_2 emissions by customers

- Providing ICT solutions and digital content distribution to support telework



3 Green with Team NTT

Reduction of CO_2 emissions at homes and in communities of NTT Group employees

- Participation in eco-driving, forest preservation activities, regional clean-up activities and greening of building rooftops



15

Copyright© 2009 Nippon Telegraph and Telephone Corporation

3. Contributing to a Low-Carbon Society (Green of ICT)

Energy saving at data centers

Promoting power conservation at data centers using the latest technologies (solar power generation, direct current power supply, air-conditioning control and virtualization).

By applying these cutting-edge technologies, NTT DATA’s “Green Data Center®” has reduced its annual power consumption by approximately 30%, and thereby NTT DATA and NTT FACILITIES received METI’s Minister Award of Green IT Award 2009 (Oct. 2009).

Solar power generation system

Uses clean energy, which does not emit CO2

Direct current power supply

Power loss caused by DC/AC conversion is reduced and power consumption lowered

Commercial power supply

Direct current CT power equipment supply system

AC/DC DC/DC

CPU conversion conversion Battery

High-efficiency air conditioning design

Linked control of ICT equipment and air conditioning

Air flow is analyzed and air supply (low temperature) and exhaust air (hot temperature) are physically separated

Linked control of operational status of ICT equipment and thermostat of air conditioning equipment

Linked Control

ICT equipment

Sensor

Air conditioners

Green Data Center

Air conditioning facility

ICT equipment (servers)

Electric power system

Virtualization

Multiple users share a single server, reducing the number of servers required

Copyright© 2009 Nippon Telegraph and Telephone Corporation

3. Contributing to a Low-Carbon Society (Green by ICT)

Reducing CO2 emissions by telework

By reducing the number of people commuting, telework will allow for the reduction of CO2 emissions.

NTT Group companies provide a variety of solutions that support telework.

Solutions that support telework

“Biz Communicator” (NTT Communications)

Using broadband, a worker can access his or her office PC from a home PC and can e-mail and work in the same manner as one would in a regular office

Can utilize teleconferencing or softphones

“Mobile Connect” (NTT Communications)

Home-based customer support operators (NTT Solco and Broad Earth Inc.)

USB Key exclusive for “Biz Communicator”

Adoption of telework in NTT Group

Adoption of home-based teleworking scheme at NTT Group companies

NTT Communications (from Aug. 2007)

NTT DATA (from Feb. 2008)

NTT East (from Apr. 2009)

Adopt home-based operators in OCN customer support

Copyright© 2009 Nippon Telegraph and Telephone Corporation

3. Contributing to a Low-Carbon Society (Green with Team NTT)

“Eco-lives” at employee homes and in the community

NTT Group employees live “eco-lives” at home and in the community, contributing to the reduction of CO2 emissions in a variety of ways.

Practicing eco-driving in the community

Holding “eco-driving training sessions” to reduce CO2 emissions by improving fuel consumption of company cars. Eco-driving is also practiced in local communities.

Participating in the community’s cleanup activities

Over 60,000 people are participating in cleanup activities in streets and parks in cooperation with local residents (Operation Clean Environment).

Participating in forest preservation activities

Participating in forest preservation activities and fostering environmental awareness. “DOCOMO no Mori” in 43 locations nationwide; “COMWARE no Mori” in Ome City; “The Morinosaisei.com” in Chichibu City Participating in forestry projects in Iwate, Tokyo, Hyogo, Wakayama and Oita Prefectures

Building rooftop greening activities

Growing sweet potatoes on building rooftops (heat island countermeasure).

Copyright© 2009 Nippon Telegraph and Telephone Corporation

A p p e n d i x

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (B2C)

One-Stop Support for broadband troubleshooting

NTT

- “Remote Support”, which offers one-stop support for broadband troubleshooting, now has expanded to approximately 1.5 million subscribers (Sept. 2009).
- Going forward, NTT Group will aim to develop “One-Stop Support for information appliances” in collaboration with appliance manufacturers, and “Home ICT”, which utilizes the Group’s support service know-how and user base.



Support range
Home electronics
AV equipment
Software
PC/peripherals
Customers
Game machines
Internet cameras
IP phones
Set-top boxes
Photo frames
Audio players
E-mail
Document creation
Spreadsheets
PCs
Printers
Routers
Starting FLET’S Hikari
While using FLET’S Hikari
Setup support
(3,150 yen and above)
Remote support
(525 yen/month)
On-site support
(9,450 yen and above)
At the same time as fiber-optic installation…
If the customer is having trouble with operations or settings…
Help with initial setup of devices, etc.
Quick help over the phone and with remote PC operation
Direct help at home
Future development
Responding to queries and problems relating to information appliances with one-stop support through collaboration with appliance manufacturers
One-stop support for information appliances
Providing various daily living support services through collaboration with service providers
Home ICT
Checking locks from a remote location
Visualizing energy consumption
Controlling appliances from a remote location

Copyright© 2009 Nippon Telegraph and Telephone Corporation

20

1. Service creation (B2C)

Creating new ways to enjoy contents through a Super Digital Magazine

Through the business alliance with Kadokawa Group Holdings (Nov. 2009), NTT Group will create a for-fee content distribution service offering “New Experiences” unique to broadband.

The service will provide “Super Digital Magazine”, which allows a new way of enjoying contents, in a device-free-fashion, through cloud computing.

NTT Group is aiming to commence the service in the first quarter of FY2010 and build partnerships with a diverse range of content providers.

Hobbies

Keroro Gunso (Sgt. Frog) Anime and Manga ©2010 Mine Yoshizaki. All Rights Reserved.

Entertainment

©2009 “PENGUINS IN THE SKY-ASAHIYAMA ZOO” Film Partners

“Suited to one’s personal

preferences” “Unique to a broadband network”

Sports Local information

Copyright© 2009 Nippon Telegraph and Telephone Corporation

Super Digital Magazine 21

1. Service creation (B2C)

Taking up the challenge of creating new web-based content

Aiming to create new web-based broadband content, which is not a secondary use of existing content, but is created especially for internet use.

NTT will try to develop leading models of new content creation for the purpose of encouraging the expansion of the web-based content market.

Creating new content

Developing leading examples of web-based content to provide a “New Experience”

- Promotion of digital archives in nature and education fields that have lasting value (example) “Flower Archive”

Content circulation/Multiple uses

Web school Super digital Portal site services magazine “goo” IPTV service Content services “HikariTV” of other providers

Examples: “Flower Archive” and related-services

The name of this flower is…

(1)	Picture Book of Flowers

Pictures, text, habitat videos, etc.

Search flower info.

(2)	Customer Generated by photo images images/videos

Q. When do

(3)	For-fee video (optional) roses bloom?

Gardening/flower design A. videos, etc.

Flower Q&A

e-Learning courses Electronic Digital material e.g. gardening/flower design commerce distribution

* Content creation will be carried out by NTT, or NTT will give support to partners who have ideas for creating new content.

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (B2B2C)

Support safe, high-quality video distribution using digital cinema distribution

Digital cinema distribution to movie theatres, using the NGN, has begun (the service commenced in July 2009 in a total of 14 TOHO Cinemas and Kadokawa Cineplex theaters and the service is planned to be expanded to 55 theaters by the end of Dec. 2009).

Using the same system, stage greetings and other live videos can be distributed to movie theaters. Going forward, NTT Group will support the creation of new styles for viewing videos in movie theaters.

Up until now (film copying/distribution)

Distribution to each location

Master film

Deterioration of image due to to repetitive copying

Deterioration of film due showings repetitive

Theft of films

Illegal copying

Going forward (digital cinema distribution)

Distribution of the movie “Knowing” by Toho-Towa in July 2009

Same data distributed to multiple theaters

NGN

Master film Digitalization & encryption

Degradation free Using the same system, stage greetings and other live videos can be distributed to movie theaters

Illegal copying is close to impossible

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (B2B2C)

Expansion of situations for using settlement and payment services

Credit card and other payment services, which have become an integral part of society and daily life, are now available on mobile phones, leading to greater convenience.

Due to the availability of mobile settlement devices, use of credit card and other payment methods have expanded to taxi and package delivery and other services.

Use of “Mobile Register”, which enables simple payment of bills using mobile phones, has expanded.

Expansion of mobile card settlement

Payments with credit card or e-money can be made not just in stores but on a mobile basis

Credit card company, financial institution, etc.

NTT DATA settlement network (CAFIS)

Fixed network

Mobile network

Stores Taxis Package Delivery services

Counter-top settlement terminals Expansion of situations for use Mobile settlement devices

Paying bills by mobile phone “Mobile Register”

Bills can be easily paid using a mobile phone just by reading bar codes on the bill

Application of Internet banking settlement service “Pay-easy.” NTT DATA provides solutions for the Pay-easy system and network.

If the bill has the Mobile Register Mark….

(Provided by NTT DATA) Read barcodes and make payments using mobile banking

Captured by camera

Payment by mobile phone

Anytime, anywhere, Pay-easy

Copyright© 2009 Nippon Telegraph and Telephone Corporation

1. Service creation (service convergence)

Development of fixed and mobile convergence of diverse services

NTT

- Promotion of service convergence to enable use of broadband services where fixed and mobile devices can be freely combined.
- Development of convenient, simple, and safe fixed-mobile convergence that can be used in a variety of situations, for both consumers and businesses.

For consumers (B2C)

Daily lifestyle and activity support services using dedicated small femtocell base station (forthcoming)

Taking advantage of dedicated small base stations installed at home to enjoy videos on mobile phones and provide daily lifestyle and activity support services, such as a home monitoring function to check if family members are at home.


Fixed network
Mobile network
Optical broadband
Home
Remote location outside
Femtocell base station
Enjoy videos, etc.
Mobile terminal

For businesses (B2B)

Mobile access to virtual private network (VPN) "Mobile Connect"

- Access VPN through mobile terminal or PC from a remote location outside and use e-mail and business applications in the same way as in the office while maintaining the security level
- Can also be used as a countermeasure to deal with a pandemic of H1N1 flu and others.


Data Center
VPN
Fixed network
Mobile network
Optical broadband
Office
Remote location outside
E-mail
Groupware
Data sharing
Customer information management
Mobile handset, PC

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Copyright© 2009 Nippon Telegraph and Telephone Corporation

2. Global business development

Tier 1 provider supporting the Internet on a global scale

NTT Communications is Asia’s only Tier 1 provider, offering a global reach to Internet users and providing communication environments for rapidly growing Internet users, including those in developing countries.

A Tier 1 provider holds path information to reach all addresses on the Internet and has a self-controlled global broadband IP backbone without having to rely on an upper level provider. Only a few such providers exist in the world. Providers other than Tier 1 providers secure connectivity to the global Internet by obtaining the path information held by Tier 1 providers.

Tier1

Sprint Nextel

NTT Communications

Verizon Business

AT&T

Tier2

Copyright© 2009 Nippon Telegraph and Telephone Corporation

2. Global business development

Bringing Japanese content to the world (comic distribution to mobile phones)

Based on its success in Japan, NTT Group is providing a comic distribution service for mobile phones in 28 countries and regions in Asia, the US and Europe. (NTT Solmare)

Helping Japan disseminate its soft power (such as manga) overseas.

Global development of comic distribution to mobile phones

Using distribution platforms of handset manufacturers

Distribution of English versions in 16 countries in Apple’s App StoreTM (from Nov. 2008)

Distribution in 15 countries and regions (centered in Asia) in NOKIA’s Ovi Store (from May 2009)

Through local content distribution vendors

Korea (from Dec. 2008), Taiwan (from Feb. 2009), Mainland China (from Aug. 2009) and India (from Sept. 2009)

Distribution in 28 countries and regions

Distribution countries/regions

Screen image of comic distribution to mobile phones

(Example from TATA DOCOMO in India)

Copyright© 2009 Nippon Telegraph and Telephone Corporation

3. Contributing to a Low-Carbon Society

(Reference) Role of ICT sector in reducing CO2

The ICT sector (accounts for 2% of total CO2 emissions amongst all industry sectors) can contribute to reducing emissions from the remaining sectors (98% of all industry sectors).

CO2 emissions by sector in Japan (FY2006)

Energy conversion 6% Other 7% Transport 20% Home 13% Industrial 34% Business 18%

ICT sector 2%

Source: Ministry of Economy, Trade and Industry

As a telecommunications carrier, NTT Group will contribute to reducing CO2 emissions by proactive use of ICT.

Copyright© 2009 Nippon Telegraph and Telephone Corporation